FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of February, 2003

VANCAN CAPITAL CORP.

(formerly, CEDAR CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

VANCAN CAPITAL CORP.

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Extraordinary General Meeting of the Members of Vancan Capital Corp. (hereinafter called the "Company") will be held at the offices of the Company, 1400 - 400 Burrard Street, Vancouver, British Columbia on March 20, 2003 at the hour of 10:00 o'clock in the forenoon for the following purposes:

(a)

To consider and, if thought fit, to pass Special Resolutions that:

(i)

the Company split all of its issued and outstanding common shares without par value from 3,060,625 common shares to 6,121,250 common shares, every one common share prior to the split being exchanged for two common shares without par value; and

(ii)

the Memorandum of the Company be altered accordingly to give effect to the foregoing Special Resolution.

(b)

To consider, and if thought fit, to approve a special resolution that the Company change its name from Vancan Capital Corp. to Northern Reserve Corp., or such other name as the Board of Directors may approve;

(c)

To consider, and if thought fit, approve a resolution that LaBonte & Company, Chartered Accountants, be appointed as auditor of the Company in place of Abdul R. Allibhai, Chartered Accountant, at a remuneration to be fixed by the Directors; and

(d)

To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Members who are unable to attend the Extraordinary General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the office of Gregory S. Yanke Law Corporation at 200 - 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2, not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, as of the 20th day of February, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

 “STUART ROGER

Stuart Rogers

Director

VANCAN CAPITAL CORP.

1400 – 400 Burrard Street

Vancouver, British Columbia

V6C 3G2

Telephone: (604) 689-1749

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT FEBRUARY 17, 2003 FOR THE EXTRAORDINARY GENERAL MEETING OF MEMBERS TO BE HELD ON MARCH 20, 2003.

This Information Circular is furnished in connection with the solicitation of proxies by management of Vancan Capital Corp. (the "Company") for use at the Extraordinary General Meeting of Members to be held on March 20, 2003 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company.  In addition to the solicitation of proxies by mail, directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE DIRECTORS OF THE COMPANY.  A MEMBER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE DELIVERING THE COMPLETED PROXY TO THE OFFICE OF THE COMPANY'S SOLICITOR AT 200 - 675 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, V6B 1N2, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING.

A Member who has given a Proxy may revoke it by an instrument in writing delivered to the said registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting, or in any manner provided by law.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly.  The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY.  AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES.  The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The voting securities of the Company consist of common shares without par value.  As at the date of this Information Circular, 3,060,625 common shares without par value were issued and outstanding, each such share carrying the right to one vote at the Meeting.  The Directors have fixed February 17, 2003 in advance as the record date for the purposes of determining those Members entitled to receive notice of, and to vote at, the Meeting.

To the knowledge of the Directors and Senior Officers of the Company, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company other than:

Name

No. of Shares

Percentage

Paul John

   520,000

   16.99%

Stuart Rogers

   466,500

   15.24%

Patricia Rogers

   350,000

   11.44%

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Matters to be acted upon

No director or senior officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

(a)

Share Split

Member approval is being requested to Special Resolutions that would approve a split and re-organization of the Company's share capital in order to provide investors with a greater opportunity to become shareholders of the Company.  Management is requesting approval to the split of all of its issued and outstanding common shares without par value from 3,060,625 common shares to 6,121,250 common shares, every one common share prior to the split being exchanged for two common shares without par value.

This is a special resolution and must therefore be passed by a majority of not less than three-quarters of the votes cast at the meeting.

(b)

Name Change

Member approval is requested to a Special Resolution approving a change in the name of the Company from Vancan Capital Corp. to Northern Reserve Corp., or such other name as the Board of Directors may approve.  Management is proposing to change the name of the Company in connection with its proposed share split in order to avoid shareholder confusion once the split is effective.

This is a special resolution and must therefore be passed by a majority of not less than three-quarters of the votes cast at the meeting.

(c)

Change of Auditor

Member approval is requested to a resolution to that LaBonte & Company, Chartered Accountants, be appointed as auditor of the Company in place of Abdul R. Allibhai, Chartered Accountant, at a remuneration to be fixed by the Directors.  As the Company is a reporting issuer in the United States, as well as in British Columbia and Alberta, it requires an auditor that is able to reconcile its financial statements to U.S. generally accepted accounting principals.

Because LaBonte & Co. is familiar with auditing financial statements in accordance with Canadian and United States rules, management is proposing to retain the firm in order to reduce costs.  Currently, the Company relies on two different accounting firms to comply with cross-border audit requirements.

(d)

Other Matters

Management of the Company is not aware of any other matter to come before the meeting other than as set forth in the notice of meeting.  If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF MEMBERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING.  HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

Dated at Vancouver, British Columbia, this 17th day of February, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

 “STUART ROGERS”

             Stuart Rogers

President

FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF VANCAN CAPITAL CORP. (THE "COMPANY") FOR THE EXTRAORDINARY GENERAL MEETING OF THE MEMBERS TO BE HELD ON MARCH 20, 2003.

The undersigned, a registered Member of the Company, hereby appoints Stuart Rogers, or failing him, Adrian Hobkirk, both Directors of the Company, or instead of either of them __________________, as Proxy, with power of substitution to attend and vote for the undersigned at the Extraordinary General Meeting of the Members of the Company to be held on March 20, 2003 and at any adjournment thereof.  The undersigned hereby revokes any Instrument of Proxy heretofore given with reference to the Meeting or any adjournment thereof.

The Proxyholder is hereby directed to vote on any poll as follows:

1.

FOR (   ) OR AGAINST (   ) passing a special resolution that:

(i)

the Company split all of its issued and outstanding common shares without par value from 3,060,625 common shares to 6,121,250 common shares, every one common share prior to the split being exchanged for two common shares without par value; and

(ii)

the Memorandum of the Company be altered accordingly to give effect to the foregoing Special Resolution.

2.

FOR (   ) OR AGAINST (   ) approving a special resolution that the Company change its name from Vancan Capital Corp. to Northern Reserve Corp., or such other name as the Board of Directors may approve

3.

FOR (   ) OR AGAINST (   ) approving a resolution that the Company appoint LaBonte & Company, Chartered Accountants, as auditor of the Company in place of Abdul R. Allibhai, Chartered Accountant, at a remuneration to be fixed by the Directors.

NOTES:

1.

The securities represented by Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly.  The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.  IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITORS.  The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

2.

EACH MEMBER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE EXTRAORDINARY GENERAL MEETING OF MEMBERS OTHER THAN THE MANAGEMENT NOMINEES.

If you desire to designate as Proxy a person other than Stuart Rogers or Adrian Hobkirk, the management nominees, you should strike out their names and insert in the space provided the name of the person you desire to designate as Proxy or complete another Form of Proxy.

3.

A Proxy to be valid, must be dated and signed by the Member or his attorney authorized in writing or, where the Member is a corporation, by a duly authorized officer or attorney of the corporation.  If the Proxy is executed for an individual Member, or by an officer or attorney of a corporate Member not under its common seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the Proxy instrument.

4.

A Proxy, to be effective, must be deposited at the office of Gregory S. Yanke Law Corporation, 200 - 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

_________________________________

Signature

_________________________________

Name (Please Print)

_________________________________

Address

NUMBER OF SHARES: _____________

DATED this ______ day of ____________________, 20___.

NOTICE OF CHANGE OF AUDITOR

PURSUANT TO NATIONAL POLICY NO. 31

OF THE CANADIAN SECURITIES ADMINISTRATORS

We hereby provide notice pursuant to National Policy No. 31 of the replacement of Abdul R. Allibhai, Chartered Accountant, as the auditor of Vancan Capital Corp. (the "Company) and the appointment of LaBonte & Company, Chartered Accountants, in his place.

We confirm that:

(i)

On February 18, 2003, the Company asked Abdul Allibhai, Chartered Accountant, to resign as auditor of the Company.

(ii)

There were no reservations contained in the auditor's reports on the annual financial statements of the Company for the two completed fiscal years preceding the date of the termination of Abdul R. Allibhai, Chartered Accountant.

(iii)

The Company's audit committee and board of directors have reviewed and considered the termination of Abdul R. Allibhai, Chartered Accountant, as auditor of the Company and the agreement of LaBonte & Company, Chartered Accountants, to act as auditor of the Company and have approved the appointment LaBonte & Company, Chartered Accountants, as auditor of the Company.

(iv)

In the opinion of the Company, no reportable events occurred prior to the termination of Abdul R. Allibhai, Chartered Accountant, on February 18, 2003.

The Company has requested each of Abdul R. Allibhai, Chartered Accountant, and LaBonte & Company, Chartered Accountants, to furnish it with letters addressed to the British Columbia Securities Commission and the Alberta Securities Commission stating whether or not each agrees with the above statements.  Copies of such letters will be filed as exhibits hereto.

DATED at Vancouver, British Columbia, this 18th day of February, 2003.

VANCAN CAPITAL CORP.

per:  “STUART ROGERS”

STUART ROGERS

President

February 18, 2003

To:

B.C. Securities Commission

And to: Alberta Securities Commission

701 West Georgia Street

 21st Floor - 10025 Jasper Avenue

Vancouver, BC  V7Y 1L2

 Edmonton, Alberta  T5J 3Z5

Dear Sirs:

Re:  Vancan Capital Corp. (the "Company")

As the former auditors of the above Company and pursuant to National Policy No. 31 of the Canadian Provincial Securities Administrators, we have reviewed the Notice of Change of Auditor dated February 17, 2003 (the "Notice") for the Company and, based on our knowledge of the information at the time, we agree with the following information contained in the Notice:

The reason for the change of auditor is that the auditor was asked to resign.

There were no reservations in the former auditor's report for the audit of the Company's two most recently completed fiscal years or any period subsequent to the most recently completed period for which an audit report was issued and preceding February 17, 2003.

There were no reportable events between the Company and Abdul R. Allibhai, Chartered Accountant.

We understand that the Notice, this letter and a letter from the successor auditor will be disclosed in the Information Circular to be mailed to all shareholders of the Company for the Company's next general meeting at which action is to be taken concerning the change of auditor.

Yours truly,

“Abdul  Allibhai”

Abdul R. Allibhai, C.A.

cc:

LaBonte & Co., Chartered Accountants

LABONTE AND CO.

Chartered Accountants

#610 - 938 Howe Street

Vancouver, BC  Canada

V6Z 1N9

Telephone

(604) 682-2778

Facsimile

(604) 689-2778

Email info@labonteco.com

February 20, 2003

To:

B.C. Securities Commission

And to:

Alberta Securities Commission

701 West Georgia Street

21st Floor - 10025 Jasper Avenue

Vancouver, BC  V7Y 1L2

Edmonton, Alberta  T5J 3Z5

Dear Sirs:

Re:  Vancan Capital Corp. (the "Company")

As the successor auditor of the above Company and pursuant to National Policy No. 31 of the Canadian Provincial Securities Administrators, we have reviewed the Notice of Change of Auditor dated February 17, 2003 (the "Notice") for the Company and, based on our knowledge of the information at that time, we agree with the following information contained in the Notice:

The reason for the change of auditor is that the auditor was asked to resign.

There were no reservations in the former auditor's report for the audit of the Company's two most recently completed fiscal years or any period subsequent to the most recently completed period for which an audit report was issued and preceding February 17, 2003.

There were no reportable events between the Company and Abdul R. Allibhai, Chartered Accountant.

We understand that the Notice, this letter and a letter from the former auditor will be disclosed in the Information Circular to be mailed to all shareholders of the Company for the Company's next General Meeting at which action is to be taken concerning the change of auditor.

Yours truly,

“LaBonte & Co.”

LaBonte & Co.,

Chartered Accountants

cc:

Abdul R. Allibhai, Chartered Accountant

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANCAN CAPITAL CORP.

Date   March 7, 2003

By:     /s/ Stuart Rogers

Stuart Rogers

Director